APPENDIX


A1. The graphic presentation here displayed consists of a line graph. The corresponding components of the line graph are listed underneath. The Blanchard Capital Growth Fund (the "Fund") is represented by a broken solid line. The Standard & Poor's Total Return Index (the "S&P Total Return") is represented by a solid line. The line graph is a visual representation of a comparison of change in value of a $10,000 hypothetical investment in the Fund and the S&P 500 Total Return. The "x" axis reflects the cost of the investment. The "y" axis reflects the cost of the investment. The right margin reflects the ending value of the hypothetical investment in the Fund as compared to the S&P 500 Total Return; the ending values were $40,352 and $23,282, respectively. The box in the left quadrant of the graphic presentation indicates the Fund's Average Annual Returns through 10/31/95; beginning with the one year, five year and since inception; the Average Annual Returns were 9.43%, 23.89% and 18.76%, respectively.


A2. The graphic presentation here displayed consists of a line graph. The corresponding components of the line graph are listed underneath. The Blanchard Growth & Income Fund (the "Fund") is represented by a broken solid line. The Standard & Poor's Total Return Index (the "S&P Total Return") is represented by a solid line. The line graph is a visual representation of a comparison of change in value of a $10,000 hypothetical investment in the Fund and the S&P 500 Total Return. The "x" axis reflects the cost of the investment. The "y" axis reflects the cost of the investment. The right margin reflects the ending value of the hypothetical investment in the Fund as compared to the S&P 500 Total Return; the ending values were $49,421 and $23,282, respectively. The box in the left quadrant of the graphic presentation indicates the Fund's Average Annual Returns through 10/31/95; beginning with the one year, five year and since inception; the Average Annual Returns were16.03%, 20.15% and 21.77%, respectively.